

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 28, 2011

<u>**Via U.S. mail and facsimile**</u>

Peter Dong
Chief Financial Officer
Tri-Tech Holding, Inc.
16th Floor of Tower B, Renji Plaza No. 101
Jingshun Road, Chaoyang District
Beijing, People's Republic of China 100102

> **Re:** **Tri-Tech Holding, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for Periods Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **Form 8-K Filed August 11, 2010**
> **File No. 1-34427**

Dear Mr. Dong:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief

cc: Bradley Haneberg, Kaufman & Canoles
        via facsimile (804) 771-5777